Brent B. Siler	VIA EDGAR AND HAND DELIVERY
(703) 456-8058
bsiler@cooley.com

October 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jeffrey P. Riedler

Ms. Christina De Rosa

Ms. Sasha Parikh

Ms. Mary Mast

Re:                             Trevena, Inc.

Registration Statement on Form S-1

Filed October 9, 2013

File No. 333-191643

Gentlemen and Ladies:

On behalf of our client, Trevena, Inc. (“Trevena” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 17, 2013 (the “Comment Letter”), relating to the above referenced Registration Statement (the “Registration Statement”).

We also describe below the changes the Company has made in response to the Comments in the Amendment No. 1 to the Registration Statement on Form S-1 filed today (the “Amendment”) and the prospectus included therein (the “Prospectus”). For the Staff’s convenience, we have included both a clean copy of the Amendment and a copy marked to show all changes from the Amendment.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

FORM S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 56

Critical Accounting Policies and Significant Judgments and Estimates, 60

Fair Market Value Estimates, page 62

1.              We acknowledge your response and revised disclosures to our Comment 15. With regards to your valuation of the stock options granted on August 27, 2013 and September 26, 2013, please provide us the following information in revised disclosure, as applicable:

•                  Regarding, the calculation of your enterprise value under the market adjusted option pricing method:

•                  Clarify why you believe the fair value for the June and July 2013 issuances are appropriately valued. Your stock valuation for this period is significantly below the comparable company fair values.

Response to Comment 1, first bullet, first indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows:  the Company believes that the June and July 2013 issuances are supported by the most recent independent third-party valuation of $0.36 per share of common stock as of April 30, 2013. Because the Company was not considering an IPO as of the valuation date or the June and July 2013 issuance dates, this valuation utilized the option pricing model backsolve method to calculate the common share value, employing the May 2013 Series C financing raise (at $1.632 per share) as an indicator of fair value. The Series C financing was led by a new external investor, Forest Laboratories Holdings Limited, who purchased 50% of this Series C financing round. Existing investors Alta Partners, New Enterprise Associates, Polaris Venture Partners and HealthCare Ventures also participated in the round on a pro rata basis.

Due to the capital structure of the Company — including the amount of capital raised as of the date of the valuation ($120 million) and the full participation rights of all preferred shareholders — at an exit event, a majority of the Company’s value would be distributed to the preferred shareholders. In contrast, the common shareholders have to overcome a high aggregate liquidation preference ($120 million) before receiving any value, and any value above that preference amount is then shared with the preferred shareholders.  (Common shares account for approximately 13% of the fully diluted capitalization; accordingly, for every dollar distributed after payment to the preferred shareholders for the $120 million liquidation preference, only $0.13 goes to common shareholders, and $0.87 goes to preferred shareholders.)  As a result, Trevena’s common share fair value will appear to be below that of comparable companies if the comparable companies do not have a significant amount of invested capital from preferred stockholders, the comparable companies’ preferred shares do not have full participation rights, or both.

•                  Please tell us why you believe the use of the backsolve method is appropriate to determine the enterprise value. We note in “Series C financing” on page 142 that the shares were issued primarily to related parties. In addition, please clarify if you used the backsolve option pricing method at each valuation date.

Response to Comment 1, first bullet, second indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows:  the Company’s valuation as of April 30, 2013, included the effect of the Company’s May 2013 Series C Preferred round as of the valuation date. The Series C Preferred round was at a significantly higher valuation than the previous round and was led by a new external investor, Forest Laboratories Holdings Limited, which purchased one-half of the shares issued in such financing.  The Company believes the price of the round was negotiated on an arm’s length basis with this investor and so it serves as a strong indicator of the fair market value of the Series C Preferred stock. Furthermore, as of the valuation date, the Company did not have any firm plans for near term exits, either via IPO or acquisition. Based on the AICPA Practice Guide and in the absence of exit plans, the recent financing was viewed as an appropriate indicator of recent fair market value and the option pricing method was used as the primary method for the April 30, 2013 valuation. Use of the backsolve sub-methodology was necessary to hold the Series C round valuation as a constant starting point for this option pricing method calculation.  None of the other valuations disclosed have utilized the option pricing method backsolve methodology.

•                  Clarify your basis for the 9.7% increase based upon the change in enterprise value of market indices. Disclose the time period of the market indices increase you used (e.g. June 2013-August 2013).

Response to Comment 1, first bullet, third indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows:  because the Company does not have any revenue or earnings on which to reasonably base a multiple approach or the income approach, the Company used a market adjusted option pricing method in connection with its August 15, 2013 valuation. Using the April 30, 2013 valuation as the starting point, the enterprise value was adjusted for the factors that would be expected to change the enterprise value from that time point. When adjusting the firm’s enterprise value, the methodology considered the change in the enterprise values of comparable companies during the period between the previous valuation (April 30, 2013) and the most recent valuation (August 15, 2013).  To best capture the overall improved investor sentiment towards the biotechnology industry, the Company considered movements in relevant equity indices, specifically the NASDAQ Biotechnology Index, the iShares NASDAQ Biotechnology Index and the SPDR S&P Biotech. The 9.7% increase specifically relates to the increase in the NASDAQ Biotechnology index from April 30, 2013 through August 15, 2013.

•                  Clarify how you determined the value that was created with cash utilized from April 30, 2013 and August 15, 2013. Tell us why using a venture capital required rate of return of 20% is appropriate.

Response to Comment 1, first bullet, fourth indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows:  an adjustment factor of 1.03 was applied to cash spent during the 3.5 month period from April 30, 2013 through August 15, 2013 and is based on the venture capital required rate of return of 20% applied to that period. This rate of return is based on the expectations of limited partners of venture funds investing in biotech startup companies. The historical return of small capitalization stock indices has ranged between 9% and 13%. The Russell 2000 index generated an average return of 11.5% in the period from 2003 to 2013, and 8.8% in the period from 1993 to 2013, while the Dow Jones U.S. Small Cap index generated a return of 12.8%, and 10.4% respectively in those periods. Limited partner investors in venture capital funds typically require a 3% to 5% premium to publicly traded stock returns to cover the illiquidity and inherent risks of venture investments. Additionally, venture capital funds managers receive a management fee of 1% to 2%, and have a carried interest of about 20%. This yields a range of venture capital required rates of return from 16% to 25%. The Company’s methodology utilized a 20% venture capital required rate of return, which is within the range. The cash spent in the 3.5 month period was assumed to have generated a return at this rate.  The 13.3% disclosed in the filing represents the actual increase in the adjusted enterprise value from applying this above described methodology.

•                  Tell us why using the medium average pre-money for IPOs since the beginning of 2011 is appropriate, considering that pre-money values have significantly increased in recent months for early stage biotechs.

Response to Comment 1, first bullet, fifth indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows:  the Company utilized biotech IPOs since the beginning of 2012 in its analysis and has revised the  disclosure on page 67 of the Amendment to reflect this. The market prices of these recent IPOs were considered in corroborating the expected IPO exit values used. Each IPO is different and is heavily dependent on the underlying technology of the drug programs, stage of development of the drug programs, target indication, potential market size, ease of clinical trial design and regulatory pathway, and other factors. The majority of the higher valued IPOs (e.g., Epizyme Inc., bluebird bio Inc., Agios Pharmaceuticals Inc.) are technology platform companies targeting oncology or orphan diseases, while cardiovascular companies such as Esperion Therapeutics Inc., and Omthera Pharmaceuticals Inc. have been valued closer to the lower end of the range. The pre-money value selected for Trevena is higher than that of these comparable cardiovascular IPOs in recent months to recognize the Company’s activity in multiple therapeutic areas and the value of its biased ligand platform.

•                  Tell us why you believe it is appropriate to use the weighted average of the market adjusted option pricing model and the PWERM method to determine enterprise value.

Response to Comment 1, first bullet, sixth indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows:  a hybrid methodology is used when the PWERM is needed to capture some known discrete exits or scenarios like an IPO that would include a mandatory conversion of preferred to common, as this is not captured in the continuous probability distribution of the option pricing method.  As of the August 15, 2013 valuation date, the Company formally decided to pursue an IPO exit within the next 6 months, buoyed by the recent upswing in the biotech IPO market. However, mere intent to file an S-1 and to exit via an IPO does not mean that the Company will succeed in doing so. Unexpected systemic events like the biotech IPO market cooling, fatigue from institutional investors, delays caused by government shutdown, or other Company specific events like an unfavorable data readout for TRV130 prior to the IPO or other development setback could still affect the Company’s IPO aspirations. Accordingly , the PWERM methodology was weighted at 50.0%, and captures the value created in an expected/potential IPO scenario, while the non IPO scenarios are captured in the adjusted option pricing method methodology.  The 50% probability weighting for the IPO was selected because the Company had just completed its organizational meeting with a group of investment bankers, and  the Board of Directors of the Company had only very recently made the decision to pursue an IPO exit.

•                  If the market adjusted option pricing method is based on the rights and preferences of the preferred stock, tell us why use of that method is appropriate given the preferred stock will convert upon the IPO.

Response to Comment 1, first bullet, seventh indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows:  as noted above, the Company used a weighting of the market adjusted option pricing model and the PWERM method to determine enterprise value.  The option pricing model is meant to capture the scenarios in which the Company does not exit via an IPO in the next 6 months. In such scenarios, the rights and preferences of the preferred would still be intact.

•                  Please tell us why the factors listed as reasons for the increase in the fair value to the IPO price substantiate the increase. In this regard, it is unclear why the proceeds from the IPO would be a factor. In addition, it is not apparent that the rights and preferences of the preferred stock should be considered given the proximity of the valuation to the IPO. Tell us why the market prices of recent IPOs were not factored into or used to corroborate the 2013 fair value determinations. We will further evaluate the factors once an IPO price has been determined.

Response to Comment 1, first bullet, eighth indented bullet:

In response to the Staff’s comment, the Company advises the Staff as follows: the data from the Company’s Phase 1b clinical trial of TRV130 suggested that TRV130 provides superior analgesia to a comparator drug in an evoked pain model, with better safety and tolerability.  Accordingly, the probability of successfully developing and commercializing TRV130 was incrementally increased.  The value of the product candidate to the Company, and of the Company to investors, increased as a result.

The completion of activities necessary to proceeding with an IPO and positive feedback from testing-the-waters meetings materially increased the likelihood of a successful IPO and so shifted the weighting of the market adjusted option pricing method and the PWERM in the hybrid approach towards the higher value PWERM outcome.

The company expects that the proceeds of an IPO would be at lower cost than those obtained in private rounds of financing, particularly given the size of the funding round expected to be raised.  This is because, as described above, venture capitalists and similarly situated private investors typically expect a return on their investment of 20%.  The public capital markets, including the debt markets, can provide financing at lower cost.  The expectation that the Company will obtain substantial funding from these lower cost capital sources would increase the expected value of the company to investors.

Regarding the rights and preferences of the preferred stock, as of the August 15, 2013 valuation date. the Company was in the process of preparing its S-1.  Even after confidentially submitting the S-1, there are a number of potential challenges pertaining to the regulatory approvals and market acceptance of the price range, as there exists a significant market risk because of the dynamic nature of the investment scenario.  In this case, the PWERM methodology was weighted at 50.0%, and captures the value created in an expected/potential IPO scenario, while the non-IPO scenarios are captured in the adjusted OPM methodology

The market prices of recent IPOs were considered in corroborating the expected IPO exit values used.

2.              We acknowledge your response and revised disclosures to our Comment 16. Please note the following once your IPO price has been determined:

•                  Please provide quantitative disclosures in addition to the qualitative disclosures provided explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.

Response to Comment 2, first bullet:

The Company acknowledges the Staff’s comment.

•                  We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Response to Comment 2, second bullet:

The Company acknowledges the Staff’s comment.

Business, page 77

Our Option and License Agreements with Forest. page 100

3.              We note your response to our prior Comment 8. Please add the expanded disclosure you provided on page 101 to the other sections of your registration statement where you discuss your license agreement with Forest. Specifically, please expand your disclosure to include the terms of the licensing agreement related to the expiration of the royalty term that will apply if Forest should exercise its option on pages 57, 76, 90, F-29, and F-49.

Response to Comment 3:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 58, 76, 90, F-30, and F-50 of the Amendment.

4.              We note your response to our prior Comment 9. Please add the expanded disclosure you provided on page 101 to the other sections of your registration statement where you discuss your license agreement with Forest. Specifically, please expand your disclosure to include the terms of the agreement related to Forest’s sub-licensing rights and discuss how sublicensing would affect Forest’s obligation to pay royalties or milestones on pages 57, 76, 90, F-29, and F-49.

Response to Comment 4:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 58, 76, 90, F-30, and F-50 of the Amendment.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please send any additional comment letters concerning the Amendment to Maxine Gowen, Chief Executive Officer of the Company, and Jim Fulton of Cooley LLP at the email addresses previously provided to the Staff. Please direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or to Mr. Fulton at (212) 479-6103.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                                Maxine Gowen, Ph.D., Trevena, Inc.

Peter N. Handrinos, Latham & Watkins